09042375

Copy AB 9/9

SEC Mail Processing Section

AUG 04 2009

Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-27494

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/08 (MM/DD/YY) AND ENDING 05/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOLPHIN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

751 RANCHEROS DR STE 8

(No. and Street)

SAN MARCOS	CA	92069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN YOUNG (760) 752-3200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARDS, SUZANNE LYNNE

(Name – *if individual, state last, first, middle name*)

327 22ND STREET	HUNTINGTON BEACH	CA	92648-3307
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN YOUNG, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOLPHIN SECURITIES, INC., as of MAY 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

SEE ATTACHMENT

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

My Comm. Expires Mar 20, 2011

SEE ATTACHMENT

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of SAN DIEGO

On 28TH July 2009 (Date) before me, DANIEL D GASSAWAY NOTARY PUBLIC, (Here Insert Name and Title of the Officer)

personally appeared JOHN YOUNG (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

DANIEL D. GASSAWAY
Commission # 1732953
Notary Public - California
San Diego County
My Comm. Expires Mar 20, 2011

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature ______ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: OATH or AFFIRMATION

Document Date: 31ST May 2009 Number of Pages: 13

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

DANIEL D. GASSAWAY
Commission # 1732953

DOLPHIN SECURITIES, INC.
FINANCIAL STATEMENTS
MAY 31, 2009

CONTENTS

Independent Auditor's Report	1
Statement of Financial Position	2
Statement of Changes in Stockholders' Equity	3
Statement of Income	4
Statement of Cash Flows	5
Notes to the Financial Statements	6-7
Supplemental Schedules	8-9
Statement of Internal Accounting Control	10-11

Suzanne L. Edwards
Certified Public Accountant

Independent Auditor's Report

Board of Directors
DOLPHIN SECURITIES, INC.

I have audited the accompanying statement of financial position of Dolphin Securities, Inc. as of May 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dolphin Securities, Inc. as of May 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company's significant operating loss and adverse operating environment raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

S Edwards

Suzanne L. Edwards, CPA
Huntington Beach, California
July 21, 2009

327 22nd Street, Huntington Beach, CA 92648-3307 (714) 369-8746 FAX (714) 475-2192 suzie@QuickAccountants.com CACPA license 79260

DOLPHIN SECURITIES, INC.
STATEMENT OF FINANCIAL POSITION
MAY 31, 2009

ASSETS

Cash and Cash Equivalents		$ 46,379
Accounts Receivable		20,631
Prepaid Expenses		603
Property and Equipment:		
Furniture and Computer Equipment	$ 1,692	
Accumulated Depreciation	(282)	
Total Property and Equipment		1,410
TOTAL ASSETS		**$ 69,023**

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable	$ 43,634
Accounts Payable	10,718
Total Liabilities	54,352
Stockholders' Equity	14,671
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 69,023**

The accompanying accountant's report and notes are integral parts of this statement.

DOLPHIN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MAY 31, 2009

	Common Stock	Retained Earnings	Total
BALANCE PRIOR YEAR	2,000	87,406	89,406
Additional paid in capital	-	30,918	30,918
Net Income (Loss)	-	(105,653)	(105,653)
BALANCE MAY 31, 2009	$ 2,000	$ 12,671	$ 14,671

The accompanying accountant's report and notes are integral parts of this statement.

DOLPHIN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MAY 31, 2009

REVENUES	$	610,455
OPERATING EXPENSES		
Commissions		419,242
Depreciation		282
Management fees		12,003
License		30,598
General and administrative		77,962
Legal & professional fees		13,682
Office supplies		10,720
Rent		11,703
Salaries		135,795
Telephone		3,462
TOTAL OPERATING EXPENSES		715,449
INCOME (LOSS) FROM OPERATIONS		(104,994)
OTHER REVENUE (EXPENSES)		
Interest income		141
INCOME (LOSS) BEFORE INCOME TAXES		(104,853)
Provision for income taxes (benefit)		800
NET INCOME (LOSS)	**$**	**(105,653)**

The accompanying accountant's report and notes are integral parts of this statement.

DOLPHIN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2009

Cash Flows from Operating Activities:		
Net Income (Loss)	$	(105,653)
Depreciation		282
(Increase) Decrease in Accounts Receivable		10,800
(Increase) Decrease in Prepaid Expenses		(603)
Increase (Decrease) in Accounts Payable		5,051
Increase (Decrease) in Accrued Expenses		(24,367)
Increase (Decrease) in Taxes Payable		(518)
Net Cash Flows from Operating Activities		(115,008)
Cash Flows from Investing Activities:		
delete row		-
delete row		-
Additional paid-in capital		30,918
delete row		-
delete row		-
Net Cash Flows From Investing Activities		30,918
Cash Flows from Financing Activities:		
Net Cash Flows from Financing Activities		-
Net Increase (Decrease) in Cash		(84,090)
Cash at Beginning of Year		130,469
Cash at End of Year	$	**46,379**

The accompanying accountant's report and notes are integral parts of this statement.

DOLPHIN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2009

ORGANIZATION
Dolphin Securities, Inc. was incorporated in the State of California on June 30, 1980. The Company became a member of the Financial Industry Regulatory Authority (FINRA) on June 4, 1982. As a member of FINRA, the Company operates its business as a broker-dealer of securities selling stocks, mutual funds, debt securities, variable life insurance and annuities primarily in Southern California, but is licensed to sell in seven states.

ACCOUNTING POLICIES
Revenues and related expenses from transactions are recognized as of the trade date.

CASH AND CASH EQUIVALENTS
For purposes of reporting cash flows, cash and cash equivalents include money market accounts, certificates of deposit with maturities of three months or less and highly liquid government issued debt instruments.

USE OF ESTIMATES
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE
Accounts receivable represents commissions on transactions traded as of the balance sheet date. No allowance has been provided on accounts receivable because management believes all amounts are collectible.

ACCRUED LIABILITIES
The Company records commissions due individual brokers at settlement date. Commissions received are typically paid bi-monthly subsequent to receipt of commissions. Commissions paid are a percentage of commissions received and vary depending on the investment type and the individual broker agreement.

STOCKHOLDERS' EQUITY
The Company has authorized 1,000,000 shares of no par value common stock. The Company has 2,000 shares issued and outstanding. Ownership changed during the fiscal year end May 31, 2009.

MINIMUM CAPITAL
The Company is a registered broker/dealer and is required by the Securities and Exchange Act of 1934 to maintain minimum net capital of $5,000 and a specified ratio of aggregate indebtedness to net capital as defined. At May 31, 2009, the Corporation had regulatory net capital of $12,658 and a percentage of aggregate indebtedness to net capital of 370%.

ADVERTISING EXPENSE
The Company expenses all advertising costs, and incurred minimal advertising expense for the year ended May 31, 2009.

DOLPHIN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2009

RESERVE REQUIREMENTS & INFORMATION RELATING TO POSSESION & CONTROL
The Corporation is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. The firm is exempt from the Computation of Reserve Requirement and Information Relating to Possession and Control Requirements under SEC Rule 15c3-3(k)(2)(ii).

SUBORDINATED LIABILITIES
Dolphin Securities, Inc. maintains no liabilities subordinated to claims of general creditors.

TAXES ON INCOME
Income tax expense is based on income as reported for financial statement purposes. The Company incurred federal income tax expense of $0 and California state income tax of $800 for the year ended May 31, 2009.

CONCENTRATION OF RISK
The Company maintains its cash accounts at a local state chartered bank which is member of the Federal Reserve System. The balance, at times, may exceed federally insured limits. The bank balance at May 31, 2009 was $51,568.

Two customers accounted for approximately 44% of the sales volume for the year end May 31, 2009. These customers' receivable balances at May 31, 2009 were $8,801, or 33% of the trade accounts receivable at May 31, 2009. No other customer accounts for more than 10% of sales volume during the years ended May 31, 2009.

FUTURE OBLIGATIONS
The Company is obligated for the following amounts for office lease and equipment the fiscal year end May 31:

2010	$17,391
2011	3,422
Total long-term obligations	$20,813

GOING CONCERN
As shown in the accompanying financial statements, the Company incurred a net operating loss of $105,653 for the year ended May 31, 2009. The uncertain industry condition along with the net operating loss creates an uncertainty about the Company's ability to continue as a going concern. Management is examining several options to improve operations and financial results.

DEPRECIATION
Dolphin Securities, Inc. depreciates furniture and equipment on a straight line basis over a period of three years. Depreciation for the year end May 31, 2009 was $282.

DOLPHIN SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
MAY 31, 2009

Computation of Net Capital

Stockholders' equity	$	14,671
Less: Non-allowable assets		
Prepaid expenses		(603)
Property and equipment, net		(1,410)
Net Capital	$	12,658

Computation of Basic Net Capital Requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	3,623
Minimum dollar net capital required for reporting broker dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital (regulatory net capital less net capital requirement)	$	7,658

Computation of Aggregate Indebtedness

Total liabilities	$	54,352
Percentage of aggregate indebtedness to regulatory net capital		370%

DOLPHIN SECURITIES, INC.
RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS
MAY 31, 2009

Reconciliation of Net Capital Pursuant to Rule 17a-3(d)(4)

Net capital as reported in Part IIA of the Company FOCUS report as of May 31	$	12,658
Audit adjustments:		-
Regulatory net capital per audit	$	12,658

Exemption of Rule 15c3-3

The Company claims exemption from the requirement of Rule 15c3-3, under Sections (k)(2)(ii) of the rule.

Suzanne L. Edwards
Certified Public Accountant

Board of Directors
DOLPHIN SECURITIES, INC.

Statement of Internal Accounting Control

In planning and performing my audit of the financial statements of Dolphin Securities, Inc. (the Company), as of and for the year ended May 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:
1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

327 22nd Street, Huntington Beach, CA 92648-3307 (714) 369-8746 FAX (714) 475-2192 suzie@QuickAccountants.com CACPA license 79260

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at May 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S Edwards

Suzanne L. Edwards, CPA
Huntington Beach, California
July 21, 2009

327 22nd Street, Huntington Beach, CA 92648-3307 (714) 369-8746 FAX (714) 475-2192 suzie@QuickAccountants.com CACPA license 79260